UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of Arena Holdings Management LLC 119 5th Avenue, 8th Floor NY, NY 10003 File No. ________	))))))))	APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11)(H) OF THE INVESTMENT ADVISERS ACT OF 1940 DECLARING THE APPLICANT TO BE A PERSON NOT WITHIN THE INTENT OF THE INVESTMENT ADVISERS ACT OF 1940

Arena Holdings Management LLC, a Delaware limited liability company (the "Office" or the "Applicant"), hereby files this application ("Application") for an Order of the Securities and Exchange Commission ("Commission") under Section 202(a)(11)(H) of the Investment Advisers Act of 1940 ("Advisers Act") declaring the Office to be a person not within the intent of the Advisers Act to the extent that the Office cannot satisfy all of the conditions to be a "family office" (as defined in Commission Rule 202(a)(11)(G)-1, the "Family Office Rule") under the Advisers Act. For the reasons discussed below, the Office believes that the Order requested is fully consistent with the policies and purposes of the Advisers Act and the Family Office Rule.

I. BACKGROUND

A. The Office

The Office is a multi-generational single-family office located in New York, is wholly owned by Family Clients, and is exclusively controlled by one or more Family Members and/or Family Entities in compliance with the Family Office Rule.[1] Specifically, the Office is owned by Feroz Dewan, who formed the Office and also serves as its CEO. For purposes of this Application, the "Dewan Family" or "Family" means and refers to the lineal descendants of Mr. Dewan's mother (the "Common Ancestor"), their spouses or spousal equivalents, and other persons and entities that qualify as "Family Clients" as defined in paragraph (d)(4) of the Family Office Rule.

The Office provides or intends to provide both advisory and non-advisory services, including asset allocation advice, investment due diligence and investment management; assistance with recordkeeping, cash management, federal and state tax preparation, financial accounting, and bill payment; coordination of professional relationships with accountants, attorneys and unaffiliated discretionary wealth managers; management and administration of the various Dewan Family investment entities and trusts for the Dewan Family members (including providing trustees); as well as numerous other responsibilities, (collectively, the "Services") to members of the Dewan Family. Any Service provided by the Office that relates to investment advice about securities or may otherwise be construed as advisory in nature is considered an

[1] Unless otherwise indicated, all capitalized terms used in this Application have the respective meanings ascribed to such terms in the Family Office Rule.

40-202A

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11)(H) OF THE INVESTMENT ADVISERS ACT OF 1940 ("ADVISERS ACT") DECLARING THE APPLICANT TO BE A PERSON NOT WITHIN THE INTENT OF THE ADVISERS ACT

Arena Holdings Management LLC
119 5th Avenue, 8th Floor, NY, NY 10003

All communications, notices, and orders to:

Joseph Bergman, Esq.
Brick & Patel LLP
600 Fifth Avenue, 14th Floor
New York, NY 10020

This Application (including Exhibits) consists of 14 pages.

the Office is currently eligible but would no longer qualify if the Office provides Services to the Additional Family Clients. The Office is not prohibited from registering with the Commission under Section 203A(a) of the Advisers Act.

In sum, absent relief, if the Office opted to render Services to the Additional Family Clients, the Office would be required to register under Section 203(a) of the Advisers Act, notwithstanding that (i) the Office does not hold itself out to the public as an investment adviser, (ii) the Office is wholly owned by Family Clients and controlled by Feroz Dewan who is a member of the Dewan Family, in accordance with paragraph (b)(2) of the Family Office Rule; and (iii) the Office is a "family office" for the Dewan Family and will not offer its Advisory Services to anyone other than Family Clients and the Additional Family Clients. The Office requests that the Commission issue it an Order pursuant to Section 202(a)(11)(H) declaring it not to be a person within the intent of the Advisers Act.

III. DISCUSSION

A. Relationship with the Additional Family Clients Does Not Change the Nature of the Office into that of a Commercial Advisory Firm

The proposing release for the Family Office Rule states that in defining the term "family member," the Commission distinguished between offices that serve members of a single family and those family-run offices that serve multiple families and are more commercial in nature.[3] The adopting release for the Family Office Rule clarified that the Advisers Act was not designed to "regulate the interactions of family members in the management of their own wealth" or apply to family offices that are "unlikely to involve commercial advisory activities."[4]

The Office submits that its proposed relationship with the Additional Family Clients does not change the nature of the family office into that of a commercial advisory firm. The Office believes that its circumstances are consistent with the rationale of the Family Office Rule described in the Proposing Release and Adopting Release. The Additional Family Clients who do not fall within the definition of Family Member, but who for the last twenty-five (25) years and to this day were and continue to be considered and treated as members of the Dewan Family. For example, these individuals continue to include each other in important family events (such as weddings), celebrate holidays and vacation together. In addition, if the siblings of Mrs. Dewan were the siblings of a lineal descendent of Common Ancestor, rather than the siblings of a spouse of a lineal descendent, there would be no question that each of them would be a Family Member.

In requesting this Order, the Office is not attempting to expand its operations or engage in any level of commercial activity to which the Advisers Act is designed to apply. There would only be two natural persons and their spouses and descendants to whom the Office would provide Advisory Services and the remainder would all be Family Members. The Office estimates that if the Additional Family Clients' assets were managed by the Office, the assets owned by the Additional Family Clients would represent less than five percent (5%) of the

[3] Family Offices, Investment Advisers Act Release No. 3098 (Oct. 12, 2010) ("Proposing Release").
[4] Id; see also, Family Offices, Investment Advisers Act Release. No. 3220 (June 22, 2011) ("Adopting Release").

"Advisory Service."

Currently, the Office complies with all of the general conditions of the Family Office Rule for exclusion from the definition of "investment adviser" and regulation under the Advisers Act, including: (i) each of the persons served by the Office is a Family Client (*i.e.*, the Office has no investment advisory clients other than the Family Clients as required by paragraph (b)(1) of the Family Office Rule); (ii) the Office is owned and controlled in a manner that complies in all respects with paragraph (b)(2) of the Family Office Rule, and (iii) the Office does not hold itself out to the public as an investment adviser as required by paragraph (b)(3) of the Family Office Rule.

B. Additional Family Clients

In addition to the Family Clients, the Office desires to provide Services (including Advisory Services) to the siblings of Erica Dewan, the spouse of a lineal descendant of Common Ancestor who controls the Office, and their spouses and children (collectively, the "Additional Family Clients").[2] More specifically, Erica Dewan is the spouse of Feroz Dewan who is the founder and chief executive officer of the Office. The Office estimates that, if the Additional Family Clients' assets were managed by the Office, the assets owned by the Additional Family Clients would represent between one percent (1%) to five percent (5%) of the Office's assets under management. The Additional Family Clients do not have an ownership interest in the Office.

The Additional Family Clients have important familial ties to and are an integral part of the Dewan Family. They have been considered and treated as close family members of the Dewan Family for purposes of intra-familial affection, trust, and communications for over twenty-five years. They are invited to and welcome at every family gathering surrounding birthdays and appropriate religious and secular holidays, and attend those events that are convenient. In turn, they consider the other members of the Dewan Family to be immediate family, with the attendant intra-familial affection, trust, and respect. Mr. Dewan, who controls the Office, believes that he has the same kind of standard of care and loyalty to the Additional Family Clients as he believes he would owe to the other members of the Dewan Family. Therefore, including the Additional Family Clients into the definition of "family" for this purpose simply recognizes and memorializes the familial ties and intra-familial relationships that already exist, and have existed for over twenty-five years. If the relief requested in this Application is granted, the inclusion of the Additional Family Clients as members of the Dewan Family for which the Office may provide Services would be consistent with the existing familial relationship among the Family members.

II. REQUEST FOR AN ORDER

Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities . . . ."

The Office falls within the definition of an investment adviser under Section 202(a)(11). The Family Office Rule provides an exclusion from the definition of investment adviser for which

[2] The term "Additional Family Client" includes the estate of the Additional Family Clients in the event of their death.

contradict, and are consistent with the policies and goals of the Family Office Rule.[9] In addition, since adoption of the Family Office Rule, the Commission issued several family office exemptive orders based on applications similar to this Application. Specifically, the Office believes that the following exemptive orders issued in recent years reflect circumstances comparable to those of the Office:

In May 2018, the Commission issued an exemptive order to 1112 Partners, LLC,[10] a family office that wished to provide advisory services to the parents of a spouse of a lineal descendant of the common ancestor, the brother of a spouse of a lineal descendant of the common ancestor and his spouse and children.

In March 2015, the Commission issued an exemptive order to DW Investments LLC,[11] a family office that provided advisory services to the sister-in-law of a spouse of a lineal descendant of the family's common ancestor and to an irrevocable trust of which the sister-in-law was a beneficiary.

In January 2015, the Commission issued an exemptive order to William E. Simon & Sons LLC and New Vernon Advisors, Inc.,[12] a family office that provided advisory services to the sibling of a former spouse of a lineal descendant of the family's common ancestor and a private foundation funded exclusively by the sibling.

In July 2014, the Commission issued an exemptive order to Gruss & Co. Inc.,[13] a family office that provided advisory services to two sisters of a spouse of a lineal descendant of the family's common ancestor and each sister's respective spouse and children.

In July 2014, the Commission issued an exemptive order to Duncan Family Office,[14] a family office that provided advisory services to the mother-in-law of a spouse of a lineal descendant of the family's common ancestor and certain related foundations.

In each of these exemptive orders, the Commission granted exemptions on facts that are comparable to the facts presented by the Office in this Application, namely the ability to provide advisory services to relatives that are in-laws of a a lineal descendant of the common ancestor

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[9] The Office notes that the Commission has stated that certain issues would be more appropriately addressed through an application seeking an exemptive order than through a rule of general applicability. See Adopting Release, at n. 34; see also Proposing Release at Section II (as a rule of general applicability, the definition of family office could not match the exact representations, conditions or terms contained in every exemptive order that had been issued because each of those orders necessarily varied to accommodate the particular circumstances of each applicant.)
[10] See, In the 1112 Partners, LLC, Investment Advisers Act Release No. 4902 (May 1, 2018) (Notice) and Release No. 4917 (May 29, 2018) (Order).
[11] See, In the Matter of D-W Investments LLC, Investment Advisers Act Release Nos. IA-4066 (April 20, 2015) (Notice) and IA-4090 (May 19, 2015) (Order).
[12] See, In the Matter of William E. Simon & Sons, LLC and New Vernon Advisors, Inc., Investment Advisers Act Release Nos. IA-3990 (December 22, 2014) (Notice) and IA-4001 (January 20, 2015) (Order).
[13] See In the Matter of Gruss & Co. Inc, Investment Advisers Act Release Nos. IA-3883 (July 29, 2014) (Order) and IA-3866 (July 1, 2014) (Notice)
[14] See, In the Matter of Duncan Family Office, Investment Advisers Act Release No. 3867 (July 1, 2014) (Notice) and Release No. 3882 (July 29, 2014) (Order).

Office's assets under management. Rather, from the perspective of the Dewan Family, allowing the Office to provide Services to the them is consistent with the existing familial relationship among Family members. The Office believes that none of the concerns the Commission mentioned in the Proposing Release and Adopting Release regarding an overly broad application of the Family Office Rule would materialize if the Office received the Order requested herein. The granting of the relief requested herein simply will enable the Office to provide Advisory Services to this limited universe of those the Dewan Family considered to be family members. Therefore, the Office is requesting that the Commission declare the Additional Family Clients to be members of the Family ("Extended Dewan Family") for the purposes of the Family Office Rule.

B. There Is No Public Interest in Requiring the Office to Be Registered Under the Advisers Act

The Office is a private organization that was formed to be the "family office" for the Dewan Family. The Office was formed by Feroz Dewan and its two primary clients are Mr. Dewan himself and an entity wholly-owned by an immediate family member of Mr. Dewan. The Office's clients are comprised solely of Family Clients and, if the requested relief is granted, the Additional Family Clients who are members of the Extended Dewan Family. The Office does not have any public clients. Indeed, the Office's Services are exclusively tailored to the needs of the Extended Dewan Family. The provision of Advisory Services to the Additional Family Clients does not create any public interest that would require the Office to be registered under the Advisers Act that is different in any manner than the considerations that apply to a "family office" that complies in all respects with the Family Office Rule.

IV. PRECEDENT

The Commission issued certain of the existing "family office" orders before the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act[5] and the adoption of the Family Office Rule. [6] Although the Family Office Rule largely codified the exemptive orders that the Commission had previously issued to family offices, the Commission recognized in the Proposing Release that the exact representations, conditions, or terms contained in every exemptive order could not be captured in a rule of general applicability. In proposing the Family Office Rule, the Commission stated with respect to the definition of who is considered a "family client" that "[w]e have not included every type of individual or entity that has been included in a prior exemptive order based on specific facts and circumstances," and noted that family offices would remain free to seek a Commission exemptive order to advise an individual or entity that did not meet the proposed family client definition.[7] The Commission did not, however, rescind those orders upon adoption of the Rule, [8] and the Office believes that those orders may provide guidance on matters that were not addressed by, do not

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[5] Dodd-Frank Wall Street Reform and Consumer Protection Act, Pub. L. No. 211-203, 124 Stat. 1376 (2010).

[6] See, e.g., WLD Enterprises, Inc., Investment Advisers Act Release Nos. IA-2804 (Oct. 17, 2008) (Notice) and IA-2807 (Nov. 14, 2008) (Order); Parkland Management Company, L.L.C., Investment Advisers Act Release Nos. IA- 2362 (Feb. 24, 2005) (Notice) and IA-2369 (Mar. 22, 2005) (Order); Longview Management Group LLC, Investment Advisers Act Release Nos. IA-2008 (Jan. 3, 2002) (Notice) and IA-2013 (Feb. 7, 2002) (Order).

[7] See the Adopting Release, at Section II. A.

[8] See the Adopting Release, at Section II.B.

2. The Office will at all times be wholly owned by Family Clients and exclusively controlled (directly or indirectly) by one or more Family Members and/or Family Entities (excluding the Additional Family Clients' Family Entities) as defined in paragraph (d)(5) of the Family Office Rule.

3. At all times the assets beneficially owned by Family Members and/or Family Entities (excluding the Additional Family Clients' Family Entities), will account for at least 95% of the assets for which the Office provides Advisory Services.

4. The Office will comply with all the terms for exclusion from the definition of investment adviser under the Advisers Act set forth in the Family Office Rule except for the limited exception requested by this Application.

The Office submits that the Order is necessary and appropriate, in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Advisers Act.

The Office submits that, pursuant to the authority granted to the Office's officers, the undersigned, who has signed and filed this Application on behalf of the Office, is fully authorized to do so.

Dated: November 11, 2019

Arena Holdings Management LLC

By ______________________
Feroz Dewan, CEO

who do not meet the definition of Family Clients under the Family Office Rule. It is worthwhile noting, that the proposed Additional Family Clients in question, are the siblings (together with their spouses and descendants) of the spouse of thé Family Member who formed and owns the Office and is currently the senior executive of the Office.

These orders recognize unique circumstances in which an entity provides advisory services to a slightly broader spectrum of individuals, but the entity remains focused on a single family's needs and its operations do not become commercial in nature. The same is true for the Office, which as described above in Section I, provides services to Family Clients and desires to provide Services to certain Additional Family Clients, who are relatives that have been considered and treated as family members for twenty-five (25) years and whose status as clients of the Office would not change the nature of the Office's operations to that of a commercial advisory business based on the Office's specific facts and circumstances. The Office submits that an exemptive order is appropriate based on the Office's specific facts and circumstances.

V. PROCEDURAL MATTERS

Pursuant to Rule 0-4(f) under the Advisers Act, the Office states that its address is indicated on the first page of this Application. The Office further states that all written or oral communications concerning this Application should be directed to:

Joseph Bergman, Esq.
Brick & Patel LLP
600 Fifth Avenue, 14th Floor
New York, NY 10020
Email: jbergman@brickpatel.com
Phone: (212) 554-5280

All requirements for the execution and filing of this Application on behalf of the Office have been complied with and are in accordance with the Limited Liability Company Agreement of the Office, and the undersigned officer of the Office is fully authorized to execute this Application. The Office adopted the Resolutions attached as Exhibit A authorizing the filing of the Application. The Verifications required by Rule 0-4(d) under the Advisers Act are attached as Exhibit B and the Proposed Notice of the proceeding initiated by the filing of this Application, required by Rule 0-4(g) under the Advisers Act, is attached as Exhibit C.

VI. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Office requests that the Commission issue an Order under Section 202(a)(11)(H) of the Advisers Act declaring it not to be a person within the intent of the Advisers Act, provided that the Office complies with the following conditions:

1. The Office will offer and provide Advisory Services only to Family Clients and to the Additional Family Clients, who generally will be deemed to be, and be treated as if they were, Family Clients; provided, however, that the Additional Family Clients will be deemed to be, and treated as if they were, Family Members for purposes of paragraph (b)(1) and for purposes of paragraph (d)(4)(vi) of the Family Office Rule.

EXHIBIT B
VERIFICATION

The undersigned states that (i) he has executed the attached Application for an Order pursuant to Section 202(a)(11)(H) of the Investment Advisers Act of 1940, as amended ("Advisers Act"), declaring the applicant to be a person not within the intent of the Advisers Act ("Application") for and on behalf of Arena Holdings Management LLC (the "Company"); (ii) he is the sole member and Chief Executive Officer of the Company; and (iii) all actions by the sole member of the Company necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned also states that he is familiar with the Application, and the contents thereof, and that the facts set forth in the Application are true to the best of his knowledge, information, and belief.

Feroz Dewan
Sole Member and Chief Executive Officer
Arena Holdings Management LLC

State of New York
SS:
County of New York

Subscribed and sworn to me, a Notary Public, for the county and state aforesaid, by Feroz Dewan, and he duly acknowledged to me the execution of the foregoing instrument.

Notary Public

ROGER ANTHONY BROWN
Notary Public, State of New York
No. 01BH6253070
Qualified in New York County
Commission Expires 12/19/19

EXHIBIT A

CONSENT OF SOLE MEMBER

The undersigned being the sole member of Arena Holdings Management LLC, a Delaware limited liability company (the "Company"), hereby approves and adopts the following actions by written consent:

RESOLVED, that the sole member of the Company and any officer of the Company is hereby authorized and directed, individually and severally, to prepare, execute and file, or to cause to be prepared, executed and filed, by and on behalf of the Company, with the Securities and Exchange Commission an application or applications, and any amendments thereto, pursuant to Section 202(a)(11)(H) of the Investment Advisers Act of 1940, as amended (the "Advisers Act"), or such other sections thereof or rules thereunder as may be necessary or appropriate, for an order or orders, or amended order or orders, declaring the Company to be a person not within the intent of the Advisers Act.

FURTHER RESOLVED, that the sole member of the Company and any officer of the Company is hereby authorized to take, or cause to be taken, such further action, and to make, or cause to be made, such representations, on behalf of the Company in any matters relating to or otherwise in connection with such application or applications or any amendment or amendments thereto as the sole member of the Company or any officer of the Company may approve or consider as necessary or desirable.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand as of the 11th day of November, 2019.

____
Feroz Dewan, Sole Member

http://www.sec.gov/rules/iareleases.shtml or by calling (202) 551-8090.

Applicant's Representations:

1. The Applicant is a multi-generational, single-family office wholly-owned by Feroz Dewan that provides services to the family and descendants of a single ancestor of Mr. Dewan ("Common Ancestor"). The Applicant is wholly-owned by Family Clients and is exclusively controlled (directly and indirectly) by one or more Family Members and/or Family Entities in compliance with Rule 202(a)(11)(G)-1 (the "Family Office Rule"). For purposes of the application, the term "Dewan Family" means the lineal descendants of Common Ancestor, their spouses or spousal equivalents, and all other persons and entities that qualify as "Family Clients" as defined in paragraph (d)(4) of the Family Office Rule. Unless otherwise indicated, capitalized terms herein have the same meaning as defined in the Family Office Rule.

2. The Applicant provides or intends to provide both advisory and non-advisory services (collectively, the "Services") to members of the Dewan Family. Any Service provided by the Applicant that relates to investment advice about securities or may otherwise be construed as advisory in nature is considered an "Advisory Service."

3. The Applicant represents that: (i) other than the exception discussed in representation 4 below, each of the persons to whom Services are or will be provided by the Applicant is a Family Client (i.e., the Applicant has no investment advisory clients other than Family Clients as required by paragraph (b)(1) of the Family Office Rule); (ii) the Applicant is owned and controlled in a manner that complies in all respects with paragraph (b)(2) of the Family Office Rule; and (iii) the Applicant does not hold itself out to the public as an investment adviser as required by paragraph (b)(3) of the Family Office Rule.

4. In addition to the Family Clients, the Applicant desires to provide Services (including Advisory Services) to the siblings of Erica Dewan, the spouse of Applicant's sole owner and Chief Executive Officer, and their spouses and descendants (the "Additional Family Clients").

5. The Additional Family Clients do not have an ownership interest in the Applicant. The Applicant represents that, if the Additional Family Client's assets were managed by the Applicant, the assets owned by the Additional Family Client would represent less than five percent (5%) of the Applicant's assets under management.

6. The Applicant represents that the Additional Family Clients have important familial ties to and are an integral part of the Dewan family. The Applicant maintains that including the Additional Family Client in the "family" simply recognizes and memorializes the familial ties and intra-familial relationships that already exist, and have existed for at least 25 years.

The Applicant's Legal Analysis

EXHIBIT C

PROPOSED FORM OF NOTICE

SECURITIES AND EXCHANGE COMMISSION

[Investment Advisers Act Release No. IA -]

Arena Holdings Management LLC; Notice of Application

[Date]

AGENCY: Securities and Exchange Commission ("Commission")

ACTION: Notice

Notice of application for an exemptive order under Section 202(a)(11)(H) of the Investment Advisers Act of 1940 ("Advisers Act").

Applicant: Arena Holdings Management LLC (the "Applicant").

Relevant Advisers Act Sections: Exemption requested under Section 202(a)(11)(H) of the Advisers Act from Section 202(a)(11) of the Advisers Act.

Summary of Application: The Applicant requests that the Commission issue an order declaring it to be a person not within the intent of Section 202(a)(11) of the Advisers Act, which defines the term "investment adviser."

Filing Dates: The application was filed on ___________.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving the Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on ________, 2019, and accompanied by proof of service on the Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0.5 under the Advisers Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission's Secretary.

ADDRESSES: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549. Applicant, Arena Holdings Management LLC, c/o Joseph Bergman, Esq., Brick & Patel LLP, 600 Fifth Avenue, 14th Floor, New York, NY 10020.

FOR FURTHER INFORMATION CONTACT: [NAME(S), TITLE(S)], at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website either at remain free to seek an exemptive order by the Commission to address certain unique situations. Since adoption of the Family Office Rule, the Commission has issued several family office exemptive orders based on applications similar to that of the Applicant. These orders recognize unique circumstances in which an entity provides advisory services to a slightly broader spectrum of individuals, but the entity remains focused on a single family's needs and its operations do not become commercial in nature.

6. For the foregoing reasons, the Applicant requests an order declaring it to be a person not within the intent of Section 202(a)(11) of the Advisers Act. The Applicant submits that the order is necessary and appropriate, in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Advisers Act.

The Applicant's Conditions

1. The Applicant will offer and provide Advisory Services only to Family Clients and to the Additional Family Clients, who generally will be deemed to be, and be treated as if they were, Family Clients; provided, however, that the Additional Family Clients will be deemed to be, and treated as if they were, Family Members for purposes of paragraph (b)(1) and for purposes of paragraph (d)(4)(vi) of the Family Office Rule.

2. The Applicants will at all times be wholly owned by Family Clients and exclusively controlled (directly or indirectly) by one or more Family Members and/or Family Entities (excluding the Additional Family Clients' Family Entities) as defined in paragraph (d)(5) of the Family Office Rule.

3. At all times the assets beneficially owned by Family Members and/ or Family Entities (excluding the Additional Family Clients' Family Entities), will account for at least 95% of the assets for which the Applicant provides Advisory Services.

5. The Applicant will comply with all the terms for exclusion from the definition of investment adviser under the Advisers Act set forth in the Family Office Rule except for the limited exception requested by this Application.

For the Commission, by the Division of Investment Management, under delegated authority.

1. Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities . . . ."

2. The Applicant falls within the definition of an investment adviser under Section 202(a)(11). The Family Office Rule provides an exclusion from the definition of investment adviser for which the Applicant would be eligible but for its provision of Services to the Additional Family Client.

3. The Applicant submits that its proposed relationship with the Additional Family Client does not change the nature of the office into that of a commercial advisory firm. In support of this argument, the Applicant notes that if the Additional Family Clients were the siblings of a lineal descendant, rather than the siblings of a spouse of a lineal descendant, there would be no question that each of them would be a Family Member. The Applicant states that in requesting the order, the office is not attempting to expand its operations or engage in any level of commercial activity to which the Advisers Act is designed to apply. Although the Additional Family Clients do not fall within the definition of Family Member, they have been considered, and treated as, close members of the Dewan Family for the last twenty-five years. From the perspective of the Dewan Family, allowing the Applicant to provide Services to the Additional Family Clients is consistent with the existing family relationship among family members.

4. The Applicant also submits that there is no public interest in requiring the Applicant to be registered under the Advisers Act. The Applicant states that the office is a private organization that was formed to be the family office for the Dewan Family and that the office does not have any public clients. The Applicant maintains that the office's Advisory Services are exclusively tailored to the needs of the Dewan Family and the Additional Family Clients. The Applicant argues that the provision of Advisory Services to the Additional Family Clients, does not create any public interest that would require the office to be registered under the Advisers Act that is different in any manner than the considerations that apply to a family office that complies in all respects with the Family Office Rule.

5. The Applicant argues that, upon the adoption of the Family Office Rule, the Commission did not rescind exemptive orders previously issued before adoption of the Family Office Rule. In the Adopting Release to the Family Office Rule, the Commission stated that the scope of the Family Office Rule is generally consistent with the conditions of the prior exemptive orders issued to family offices. The Commission noted that family offices would